REPORT UNDER
NATIONAL INSTRUMENT 51-102
REPORT OF VOTING RESULTS
To: Canadian Securities Administrators
In accordance with section 11.3 of National Instrument 51-102 — Continuous Disclosure Obligations, the following sets out the matters voted on at the Annual Meeting of Shareholders of Bank of Montreal (the “Bank”) held on March 1, 2007 and, as such votes were conducted by ballot, the number and percentage of votes cast for, against or withheld from each vote. Each of the matters set out below is described in greater detail in the Notice of Annual Meeting of Shareholders and Proxy Circular mailed to shareholders prior to the Annual Meeting.
1. Election of Directors
A ballot was conducted to vote on the appointment of the following 17 nominees as Directors of the Bank to serve until the next Annual Meeting of Shareholders of the Bank or until their successors are elected or appointed and the outcome was as follows:

				% Votes
Nominee	Votes For	% Votes For	Votes Withheld	Withheld
Robert M. Astley	261,902,912	97.2	7,491,221	2.8
Stephen E. Bachand	268,188,826	99.5	1,218,328	0.5
David R. Beatty	267,391,410	99.3	2,018,612	0.7
Robert Chevrier	264,647,962	98.3	4,659,541	1.7
George A. Cope	268,895,030	99.8	517,383	0.2
William A. Downe	268,754,685	99.8	657,937	0.2
Ronald H. Farmer	268,325,793	99.6	1,086,656	0.4
David A. Galloway	268,273,801	99.6	1,138,274	0.4
Harold N. Kvisle	268,411,122	99.6	1,002,050	0.4
Eva Lee Kwok	268,718,392	99.7	694,784	0.3
Bruce H. Mitchell	268,892,432	99.8	520,736	0.2
Philip S. Orsino	268,822,865	99.8	590,011	0.2
Martha C. Piper	268,280,340	99.6	1,132,178	0.4
J. Robert S. Prichard	261,401,900	97.1	7,925,599	2.9
Jeremy H. Reitman	268,750,615	99.8	661,027	0.2
Guylaine Saucier	267,374,667	99.3	2,017,039	0.7
Nancy C. Southern	265,503,430	98.6	3,822,820	1.4
2. Appointment of Auditors
A ballot was conducted to vote on the appointment of the firm of KPMG LLP as the auditors of the Bank for the 2007 fiscal year and the outcome was as follows:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
268,651,741	99.7	754,338	0.3
3. Stock Option Plan
A ballot was conducted to vote on the amendments to the Stock Option Plan as outlined in the Proxy Circular and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
228,624,750	86.6	35,479,596	13.4
4. Shareholder Proposal No. 1
A ballot was conducted to vote on a shareholder proposal that the Bank disclose information about compensation experts and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
24,524,210	9.3	239,571,973	90.7
5. Shareholder Proposal No. 2
A ballot was conducted to vote on a shareholder proposal to link executive officers’ compensation to average wage of employees and the Bank’s financial success and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
14,100,597	5.3	250,004,716	94.7
6. Shareholder Proposal No. 3
A ballot was conducted to vote on a shareholder proposal that stock options be strictly aligned with economic value added and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
18,564,854	7.0	245,537,906	93.0
7. Shareholder Proposal No. 4
A ballot was conducted to vote on a shareholder proposal that women comprise one-third of the Board and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
21,253,450	8.0	242,839,900	92.0
8. Shareholder Proposal No. 5
A ballot was conducted to vote on a shareholder proposal that the Bank’s Annual Report include financial statements of subsidiaries and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
11,572,489	4.4	252,523,591	95.6
9. Shareholder Proposal No. 6

A ballot was conducted to vote on a shareholder proposal to disclose information about hedge fund activities and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
38,958,789	14.8	225,130,789	85.2
10. Shareholder Proposal No. 7
A ballot was conducted to vote on a shareholder proposal that executive compensation should follow STAR Principle and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
20,216,066	7.7	243,893,246	92.3
11. Shareholder Proposal No. 8
A ballot was conducted to vote on a shareholder proposal to cease various practices regarding registered accounts and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
13,342,478	5.1	250,765,056	94.9
12. Shareholder Proposal No. 9
A ballot was conducted to vote on a shareholder proposal to maintain essential customer service and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
12,191,487	4.6	251,915,538	95.4
13. Shareholder Proposal No. 10
A ballot was conducted to vote on a shareholder proposal that the margin status of stocks be readily disclosed and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
12,138,568	4.6	251,965,504	95.4
14. Shareholder Proposal No. 11
A ballot was conducted to vote on a shareholder proposal to tighten the definition of independent director and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
14,871,562	5.6	249,240,860	94.4
     15. Shareholder Proposal No. 12

A ballot was conducted to vote on a shareholder proposal regarding high standards of governance and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
12,976,962	4.9	251,134,589	95.1
16. Shareholder Proposal No. 13
A ballot was conducted to vote on a shareholder proposal to encourage and protect whistleblowers and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
13,967,679	5.3	250,140,180	94.7
     Dated this 1st day of March, 2007.

Bank of Montreal
By:	/s/ Sharon Sandall
Sharon Sandall
Senior Assistant Secretary